FOR IMMEDIATE RELEASE

7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES CHANGES TO BOARD OF DIRECTORS

GUANGZHOU, PRC — May 6, 2011 — 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days” or the “Company”), a leading economy hotel chain based in China, announced today that Miao Chi, a member of its Board of Directors, has resigned from his position as a director of the company and a member of the Compensation Committee, effective May 6, 2011. The Board of Directors has appointed Jeffrey Perlman as a member of the Board of Directors and a member of the Compensation Committee, effective May 6, 2011.

Mr. Jeffrey Perlman joined Warburg Pincus in 2006 and is currently a Director based in New York.  He focuses on real estate investments in the residential, commercial and hospitality sectors in Asia and the U.S.  Prior to joining Warburg Pincus, he worked in the Real Estate Investment Banking Group at Credit Suisse.  Mr. Perlman received a bachelor's degree in business administration (BBA) from the Ross School of Business at the University of Michigan.

“On behalf of the Board of Directors, I would like to thank Mr. Chi for his dedication and contribution to 7 Day’s success over the years.  We wish him the best in his future endeavors,” said Mr. Boquan He, Chairman of 7 Days Group. “Furthermore, I would like to welcome Mr. Perlman to the Board. Mr. Perlman has assisted the Company over the past few years and has been a tremendous resource. His extensive experience and expertise in hospitality and capital markets will be a valuable asset to the Company, and I look forward to working closely with him.”

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Safe-Harbor Statement
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus as filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission

For more information, please contact:

7 Days Group Holdings Limited Investor Relations +86-20-8922-5858	Investor Relations (US): Kelly Gawlik, Senior Associate Taylor Rafferty Tel: +1 (212)889-4350
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty Tel: +852 3196 3712